August 12, 2022

Jeffrey Lewis, Staff Accountant
Shannon Menjivar, Accounting Branch Chief
Division of Corporate Finance	VIA EDGAR
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
Washington D.C. 20549

Re:	Aesther Healthcare Acquisition Corp.
Form 10-K for the fiscal year ended December 31, 2021
Filed January 31, 2022
File No. 001-40793

Ladies and Gentlemen:

Aesther Healthcare Acquisition Corp., a Delaware corporation (the “Company”), is providing this correspondence in response to the comment letter received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) dated August 4, 2022.

The Company’s response to the Staff’s comment is indicated below, directly following a restatement of the comment in bold type.

Form 10-K for the fiscal year ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

RESPONSE:

We have been advised that, consistent with the disclosure in the Company’s public filings, the Company’s sponsor, Aesther Healthcare Sponsor, LLC, is controlled by Mr. Suren Ajjarapu, the Chairman and Chief Executive Officer of the Company.

We have further been advised that Mr. Ajjarapu is a United States citizen and that he does not have any substantial ties with any non-U.S. person.

As a result, the Company does not believe any further disclosures are needed in its filings regarding the issues or matters raised in your comment above.

The Company has further advised us that they will clarify Mr. Ajjarapu’s status as a United States citizen in future public filings, where applicable.

Please feel free to call us if you have any questions or would like to discuss any of the matters above.

Yours very truly,

/s/ The Loev Law Firm, PC
The Loev Law Firm, PC